EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

PEMSTAR, Inc.

(In thousands)	Year ended March 31,
	2006	2005	2004	2003	2002
Earnings:
Loss from continuing operations before income taxes, net of cumulative effect of accounting change in 2003 (1)	$(21,834)	$(25,862)	$(15,963)	$(33,649)	$(50,676)
Add:
Rent expense representative of interest (2)	1,988	2,564	3,439	3,864	2,778
Interest expense net of capitalized interest	8,583	7,127	6,717	7,342	6,334
Amortization of debt discount and expense	1,005	1,035	1,225	1,528	915
Amortization of capitalized interest	36	36	14	17	11

Adjusted Earnings	$(10,222)	$(15,100)	$(4,568)	$(20,898)	$(40,638)

Fixed Charges:
Rent expense representative of interest (2)	$1,988	$2,564	$3,439	$3,864	$2,778
Interest expense net of capitalized interest	8,583	7,127	6,717	7,342	6,334
Amortization of debt discount and expense	1,005	1,035	1,225	1,528	915
Capitalized interest	—	—	346	—	205

Fixed Charges	$11,576	$10,726	$11,727	$12,734	$10,232

Ratio of earnings to fixed charges	(3)	(3)	(3)	(3)	(3)

(1)	Fiscal 2003 includes a goodwill write-down of $5,346 classified as a cumulative effect of accounting change.
(2)	Calculated as one-third of rentals, which is considered representative of the interest factor.
(3)	Adjusted earnings were not sufficient to cover fixed charges, falling short by $21,798, $25,826, $16,295, $33,632 and $50,870, for the years ended March 31, 2006, March 31, 2005, March 31, 2004, March 31, 2003, and March 31, 2002, respectively.